March 15, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Peggy Fisher, Assistant Director

RE:	TranSwitch Corporation

Registration Statement on Form S-3 (File No. 333-131772)

Filed on February 10, 2006

Dear Ms. Fisher:

On behalf of TranSwitch Corporation, a Delaware corporation (“TranSwitch”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 originally filed on February 10, 2006 (the “Registration Statement”), including the prospectus (the “Prospectus”) contained therein.

This letter reflects TranSwitch’s responses to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Dr. Santanu Das dated February 21, 2006. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Staff’s letter.

Questions and Answers

Comment 1.	Please revise the cover page to clarify that the shares are being registered for resale by selling shareholders.

Response 1.	TranSwitch acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the revisions on the cover page of the Registration Statement.

Comment 2.	Tell us whether any of the selling holders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless all of the securities being registered on behalf of that selling stockholder were received as underwriting compensation. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to represent in the prospectus that:

	a.	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

Peggy Fisher, Assistant Director

March 15, 2006

	b.	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response 2.	TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that none of the selling stockholders who may be affiliated with a broker-dealer received shares in connection with the Company’s acquisition of Mysticom Ltd. (“Mysticom”) as consideration for services provided in connection with such transaction. All such shareholders purchased shares of Mysticom capital stock prior to the transaction and received the shares of TranSwitch common stock solely in exchange for their Mysticom shares.

Comment 3.	Please update the financial statements incorporated by reference and related sections of the filing to comply with Rule 3-12 of Regulation S-X.

Response 3.	TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that TranSwitch filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, including the financial statements required under Rule 3-12 of Regulation S-X, on February 21, 2006. Such filing is specifically incorporated by reference into Amendment No. 1 on page 10 of the Prospectus.

As requested by the Staff, attached hereto as Exhibit A, please find a letter from TranSwitch Corporation acknowledging that it is responsible for the adequacy and accuracy of the disclosures included in its filings and understands that Staff comments or TranSwitch’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the TranSwitch filing. In addition, TranSwitch understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Peggy Fisher, Assistant Director

March 15, 2006

Please contact me at (617) 856-8358, should you require additional information or have questions regarding this letter.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

/s/ Jessica H. Collins
Jessica H. Collins

cc:	Santanu Das, Ph.D., TranSwitch Corporation

Peter J. Tallian, TranSwitch Corporation

TranSwitch Corporation

3 Enterprise Drive

Shelton, CT 06484

          March 15, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Peggy Fisher, Assistant Director

Dear Ms. Fisher:

On behalf of TranSwitch Corporation, a Delaware corporation (the “Company”), I hereby acknowledge as follows:

1.	The Company is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.	The Company understands that staff comments or the Company’s changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

3.	The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TRANSWITCH CORPORATION

By:	/s/ Peter J. Tallian
Peter J. Tallian
Senior Vice President, Chief Financial Officer and Treasurer